Exhibit 23.3

CONSENT OF RYAN BECK & CO., INC

We hereby consent to the references in the Prospectus to our opinion, to be dated      , 2003, with respect to the common stock offering by Northwest Bancorp, Inc., and to our firm, respectively, and to the inclusion of such opinion as an annex to such Prospectus, which Prospectus is included in the Registration Statement on Form S-3 of Northwest Bancorp, Inc. and the Form MHC-2 Application for Approval of a Minority Stock Issuance by a Subsidiary of a Mutual Holding Company of Northwest Bancorp, Inc. By giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

RYAN BECK & CO., INC.

By:	/s/ Michael Rasmussen

Michael Rasmussen Director

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220 South Orange Ave.
Livingston, NJ 07039
July 2, 2003
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